Exhibit 99.2

Nano Dimension Acquires Additive Flow Technology to Drive Software Excellence in 3D Design Simulation and Optimization

This Technology is a Key Enabler for Leveraging the Advantages of Additive Manufacturing and
Enhances DeepCube’s Deep Learning Capabilities

Waltham, Mass., Aug. 14, 2023 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printers, announced today that it is acquiring the technology and intellectual property of the U.K.-based company Additive Flow (“Additive Flow”), which supplies solutions for 3D design simulation and optimization.

Additive Flow has developed high-performance and high-quality simulation software for mechanical, thermal, thermo-mechanical properties, along with frequency and fatigue across a range of materials and processes. Their product addresses design, production, and quality decisions, while optimizing for cost, weight, manufacturing productivity, and manufacturing yield – all simultaneously.

The customer base of Additive Flow is from the following vertical market segments:

●	Advance Optics & Optoelectronics

●	Aerospace & Defense

●	Semiconductors

●	Advanced Energy

●	Electronics

This acquisition signals a successful milestone in Nano Dimension’s product development roadmap. Computer-aided engineering and design components are a core part of the Company’s design-through-manufacturing product strategy. Simulation algorithms and optimization capabilities are particularly crucial for leveraging the advantages of additive manufacturing. Additive Flow’s AI and GPU (‘Graphics Processing Unit’) accelerated software will enhance the ability of Nano Dimension customers to replicate, design, and augment AME electronic components’ prototypical layouts, in a rapid and cost-effective manner. Additive Flow’s core technology will be integrated into Nano Dimension’s proprietary design package suite, FLIGHT.

Alexander Pluke, Chief Executive Officer and Chief Technology Officer of Additive Flow commented: “The Additive Flow team is thrilled to join Nano Dimension. Our solution was born out of real engineering challenges we faced to harness the capability of advanced manufacturing. Our platform is built from the ground up to handle all the complex data and decisions of digital engineering, so teams can focus on their key goals. We are fortunate to have found a great partner in Nano Dimension where our innovation can be leveraged to its maximum potential. We look forward to building on our impressive track record and continuing to develop Additive Flow’s software and enhance Nano Dimension’s leading AM and AME product offerings.”

Nick Geddes, Senior Chief Technology Officer of Nano Dimension, added: “We have been looking at the software market for simulation and optimization offerings for some time. There are many strong solutions in the market that do certain elements of those complicated tasks, but it is Additive Flow’s product that stood out in terms of the functionality we needed for a holistic solution, especially in the context of our requirements across AME and multi-dimensional polymer, metal and ceramic AM. The acquisition will add considerable firepower to the ability of our customers to leverage our leading digital manufacturing solutions.”

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning-based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses that Additive Flow’s employees will be joining Nano Dimension’s U.K.-based subsidiary, advantages and benefits of Additive Flow’s core technology and that it will be integrated into Nano Dimension’s proprietary design package suite, FLIGHT, that Additive Flow’s innovation can leveraged to its maximum potential at Nano Dimension and that the acquisition will add considerable firepower to the ability of Nano Dimension’s customers to leverage its leading digital manufacturing solutions. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Investor Relations | ir@nano-di.com